Exhibit 12.1

Landmark Infrastructure Partners LP

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

	Landmark Infrastructure Partners LP (3)				Predecessor to Landmark Infrastructure Partners LP (3)
				Period From	Period From
	Six Months Ended	Year Ended	Year Ended	November 19, 2014 to	January 1, 2014 to	Year Ended	Year Ended
	June 30, 2016	December 31, 2015	December 31, 2014	December 31, 2014	November 19, 2014	December 31, 2013	December 31, 2012
Earnings:(1)
Income before income taxes	$(258,261)	$(434,080)	$2,860,628	$(2,698,348)	$5,558,976	$5,647,830	$1,082,382
Add (deduct):
Fixed charges	4,714,516	8,398,089	7,831,847	360,689	7,471,158	5,406,753	1,957,834
Capitalized interest	—	—	—	—	—	—	—
Total earnings	$4,456,255	$7,964,009	$10,692,475	$(2,337,659)	$13,030,134	$11,054,583	$3,040,216
Fixed charges:(1)
Interest expense	$4,714,516	$8,398,089	$7,831,847	$360,689	$7,471,158	$5,406,753	$1,957,834
Capitalized interest	—	—	—	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—	—	—
Total fixed charges	$4,714,516	$8,398,089	$7,831,847	$360,689	$7,471,158	$5,406,753	$1,957,834
Preferred unit distributions	382,222	—	—	—	—	—	—
Total fixed charges and preferred unit distributions	$5,096,738	$8,398,089	$7,831,847	$360,689	$7,471,158	$5,406,753	$1,957,834

Ratio of Earnings to Fixed Charges	— (2)	— (2)	1.37x	— (2)	1.74x	2.04x	1.55x
Ratio of Earnings to Fixed Charges and Preferred Distributions (4)	— (2)	— (2)	1.37x	— (2)	1.74x	2.04x	1.55x

(1)

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and estimate of interest in rent expense.

(2)

Earnings were inadequate to cover fixed charges by $0.3 million, $0.4 million and $2.7 million for the six months ended June 30, 2016, the year ended December 31, 2015 and for the period from November 19, 2014 to December 31, 2014, respectively. Earnings were inadequate to cover fixed charges and preferred distributions by $0.6 million for the six months ended June 30, 2016.

(3)

Prior-period financial information has been retroactively adjusted for certain assets acquired direct from our sponsor Landmark Dividend LLC (“Landmark”) and affiliates during the six months ended June 30, 2016 and the year ended December 31, 2015. For further information, see the financial statements and the accompanying notes and other information included in the Partnership’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2016 to be filed with the Securities and Exchange Commission on August 2, 2016 and the Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 16, 2016.

(4)

The Ratio of Earning to Fixed Charges and Preferred Distributions was equal to the Ratio of Earning to Fixed Charges for the periods prior to April 4, 2016 as no Series A Preferred Units were issued prior to April 4, 2016.